UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

TAMIR BIOTECHNOLOGY, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

015404106

(CUSIP Number)

Fred Knoll

Knoll Capital Management, L.P.

5 East 44 Street

New York, New York 10011
(212) 479-6640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

———————

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015404106	13D	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Knoll Capital Management, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 86,334,027 (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 86,334,027 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,334,027 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 015404106	13D	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fred Knoll
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 86,334,027 (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 86,334,027 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,334,027 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 015404106	13D	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Europa International, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐

3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 86,334,027 (See Item 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 86,334,027 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,334,027 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 015404106	13D	Page 5 of 9 Pages

Item 1.	Security and the Issuer.

This Amendment No. 1 (the “Amendment”) on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Tamir Biotechnology, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 11 Deer Park Drive, Suite 204, Princeton Corporate Plaza, Monmouth Junction, New Jersey 08852. This Amendment is being filed by the Reporting Persons (as defined in Item 2 herein) to amend the Schedule 13D previously filed by them with the Securities and Exchange Commission (the “Schedule 13D”) and is being restated in its entirety.

Item 2.	Identity and Background.

(a)         This statement is being filed jointly by Europa International Inc., a corporation organized under the laws of the British Virgin Islands (“Europa”); Knoll Capital Management, L.P., a limited partnership formed under the laws of the State of Delaware (“KCMLP”); and Fred Knoll (“Knoll”), a citizen of the United States (Europa, KCMLP and Knoll, collectively, the “Reporting Persons.”)

(b)         The address for each of Europa, KCMLP and Knoll is 5 East 44 Street, New York, New York 10011.

(c)         KCMLP is the investment manager of Europa. Knoll is the principal partner and president of KCMLP.

(d)(e)    None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)         Europa is a corporation organized under the laws of the British Virgin Islands; KCMLP is a limited partnership formed under the laws of the State of Delaware; and Knoll is a citizen of the United States of America.

Item3.	Source or Amount of Funds or Other Consideration.

On October 19, 2009, Europa and other purchasers entered into a Securities Purchase Agreement with the Issuer pursuant to which Europa purchased in a private placement 15 “Units,” consisting of an aggregate of a (i) $750,000 principal amount of 5% Senior Secured Convertible Promissory Note (the “Notes”) initially convertible into 5,000,000 shares of Common Stock at a price equal to $.15 per share; (ii) a three-year Series A Common Stock Purchase Warrant (the “Series A Warrant”) to purchase 5,000,000 shares of Common Stock at an exercise price of $.15 per share; and (iii) a five-year Series B Common Stock Purchase Warrant (the “Series B Warrant”) to purchase 5,000,000 shares Common Stock at an exercise price of $.25 per share. The aggregate purchase price for these Units was $750,000. All such Units were purchased by Europa with its working capital.

On December 11, 2012, Europa and other purchasers entered into a Securities Purchase Agreement with the Issuer pursuant to which Europa purchased in a private placement 5.25 “Units,” consisting of an aggregate of a (i) 72,696,463 shares of Common Stock; (ii) 5,250 shares of Series A Convertible Preferred Stock of the Issuer (the “Preferred Shares”), each such Preferred Share being initially convertible into 17,718.52 shares of Common Stock, and (iii) a ten-year Common Stock Purchase Warrant (the “2012 Warrant”), to purchase 66,287,468 shares of Common Stock at an exercise price of $0.003168 per share. The aggregate purchase price for these Units was $525,000. All such Units were purchased by Europa with its working capital. The Preferred Shares will automatically convert into shares of the Issuer on the date (the “Filing Date”) that the Issuer files an amendment to its Certificate of Incorporation increasing the authorized number of shares of Common Stock and/or effecting a reverse stock split so that the Issuer has a sufficient number of authorized and unissued shares of Common Stock so as to permit the conversion of all outstanding Preferred Shares and all other convertible securities of the Company. Until the Filing Date, the Preferred Shares may not be converted into Common Stock and the 2012 Warrant may not be exercised.

CUSIP No. 015404106	13D	Page 6 of 9 Pages

In connection with the December 2012 private placement, the holders of a majority in principal amount (the “Requisite Holders”) of the Notes, including Europa, entered into a Consent and Waiver with the Issuer under which (i) the Notes were amended to provide for the automatic conversion of the outstanding principal and interest of all of the Notes upon the election of the Requisite Holders, (ii) the Requisite Holders elected to convert all outstanding principal and interest under the Notes into shares of Common Stock at a price $0.15 per share (the conversion price under the Notes), effective upon the closing of the December 2012 private placement, and (iii) the exercise price of the Series B Warrants held by the holders of the Notes (including Europa) were reduced from $0.25 per share to $0.01 per share. Upon the conversion of the Note hold by it, Europa was issued 5,785,616 shares of Common Stock.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer for investment purposes. In addition, through the exercise of voting power with respect to the Common Stock and Preferred Shares held by Europa, the Reporting Persons expect to effect a change in the composition in the board of directors and management of the Issuer. The Reporting Persons may from time to time review and consider various alternative courses of action for maximizing the value of their investment. Such alternatives may include, among other things, the acquisition of additional shares of capital stock of the Issuer on the open market, through privately negotiated transactions with the Issuer or third parties, by a tender or exchange offer or otherwise; or the sale of all or part of the Reporting Person’s investment on the open market or in privately negotiated transactions. In pursuing such alternatives, the Reporting Persons may engage in discussions with the Issuer, other stockholders of the Issuer, and the Reporting Person’s advisors, concerning the business, operations and future plans of the Issuer, and strategic alternatives for maximizing stockholder value. In addition, the Reporting Person’s actions will be subject to prevailing conditions from time to time, including, without limitation, the price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions.

Other than set forth above, the Reporting Persons do not have any other present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D, but reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time to review or reconsider their position, change their position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this filing:

Europa beneficially owns 86,334,027 shares of Common Stock consisting of (i) 81,334,027 shares of Common Stock; and (ii) Series B Warrants to purchase an aggregate of 5,000,000 shares of Common Stock. Based on 217,364,335 shares of Common Stock issued and outstanding as of the date hereof, the 86,334,027 shares of Common Stock owned by Europa constitute 38.8% of the outstanding shares of Common Stock.

Each of KCMLP and Knoll may be deemed to own the 86,334,027 shares of Common Stock owned by Europa.

(b)	Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote:

KCMLP, Knoll and Europa share the power to vote or direct the vote of the 86,334,027 shares of Common Stock owned by Europa.

Sole power to dispose of or to direct the disposition: 0

CUSIP No. 015404106	13D	Page 7 of 9 Pages

Shared power to dispose of or to direct the disposition:

KCMLP, Knoll and Europa share the power to dispose of or direct the disposition of the 86,334,027 shares of Common Stock owned by Europa.

(c)         The information provided in Item 3 is hereby incorporated by reference. There have been no other transactions by the Reporting Persons in the shares of Common Stock during the past 60 days.

(d)         To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by them.

(e)         Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

  None.

Item 7.	Material to be filed as Exhibits.

The following document is filed as an exhibit to this Schedule 13D:

Exhibit No.	Description
1

Certificate of Designations, Powers, Preferences and Rights of the Series A Convertible Preferred Stock of the Issuer, incorporated by reference to Exhibit 3.1 of the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2012

2	Securities Purchase Agreement by and among the Issuer and the investors identified on the signature pages thereto, dated as of December 11, 2012, incorporated by reference to Exhibit 10.1 of the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2012.

CUSIP No. 015404106	13D	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Europa International, Inc. By: Knoll Capital Management L.P., Investment Manager

Dated: January 14, 2013	By:	/s/Fred Knoll
Fred Knoll, President
Knoll Capital Management, L.P.
Dated: January 14, 2013	By:	/s/ Fred Knoll
Fred Knoll, President

Dated: January 14, 2013		/s/ Fred Knoll
Fred Knoll

CUSIP No. 015404106	13D	Page 9 of 9 Pages

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Tamir Biotechnology, Inc. and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Europa International, Inc. By: Knoll Capital Management L.P., Investment Manager

Dated: January 14, 2013	By:	/s/Fred Knoll
Fred Knoll, President
Knoll Capital Management, L.P.
Dated: January 14, 2013	By:	/s/ Fred Knoll
Fred Knoll, President

Dated: January 14, 2013		/s/ Fred Knoll
Fred Knoll